MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

Quarter: **2** Year: **2003**

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REFS	S	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TO ASSETS**	**125,265,897**	**100**	**114,131,533**	**100**
2	**CURRENT ASSETS**	**23,805,898**	**19**	**22,822,113**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	12,743,259	10	8,394,519	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	5,118,031	4	4,204,186	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,038,509	2	6,518,469	6
6	INVENTORIES	3,305,875	3	2,592,689	2
7	OTHER CURRENT ASSETS	600,224	0	1,112,250	1
8	**LONG-TERM**	**3,142,865**	**3**	**25,883,769**	**23**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,976,000	2	25,686,086	23
11	OTHER INVESTMENTS	166,865	0	197,683	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**63,680,046**	**51**	**48,027,267**	**42**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	90,770,173	72	59,438,746	52
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	31,570,461	25	17,843,263	16
17	CONSTRUCTION IN PROGRESS	4,480,334	4	6,431,784	6
18	**DEFERRED ASSETS (NET)**	**34,637,088**	**28**	**17,398,384**	**15**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**69,325,360**	**100**	**55,760,471**	
21	**CURRENT LIABILITIES**	**23,124,352**	**33**	**22,369,999**	**40**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	7,130,623	10	11,363,602	20
24	STOCK MARKET LOANS	547,753	1	0	0
25	TAXES TO BE PAID	2,671,402	4	1,125,341	2
26	OTHER CURRENT LIABILITIES	12,774,574	18	9,881,056	18
27	**LONG-TERM LIABILITIES**	**41,431,039**	**60**	**29,573,474**	**53**
28	BANK LOANS	41,431,039	60	29,573,474	53
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,769,969**	**7**	**3,725,423**	**7**
32	**OTHER LIABILITIES**	**0**	**0**	**91,575**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**55,940,537**		100 **58,371,062**	
34	**MINORITY INTEREST**	**41,022,751**	**73**	**42,687,943**	**73**
35	**MAJORITY INTEREST**	**14,917,786**	**27**	**15,683,119**	**27**
36	**CONTRIBUTED**	**4,562,199**	**8**	**4,576,845**	**8**
37	PAID-IN CAPITAL STOCK (NOMINAL)	947,653	2	962,248	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,222,847	6	3,223,269	6
39	PREMIUM ON SALES OF SHARES	391,699	1	391,328	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,355,587**	**19**	**11,106,274**	**19**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,800,130	10	6,015,623	10
43	REPURCHASE FUND OF SHARES	2,703,516	5	1,572,587	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(627,611)	(1)	2,952,426	5
45	NET INCOME FOR THE YEAR	2,479,552	4	565,638	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**12,743,259**	**100**	**8,394,519**	**100**
46	CASH	980,136	8	2,325,394	28
47	SHORT-TERM INVESTMENTS	11,763,123	92	6,069,125	72
18	**DEFERRED ASSETS (NET)**	**34,637,088**	**100**	**17,398,384**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	6,563,951	19	10,747,375	62
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	28,073,137	81	6,651,009	38
21	**CURRENT LIABILITIES**	**23,124,352**	**100**	**22,369,999**	
52	FOREING CURRENCY LIABILITIES	7,130,623	31	9,569,324	43
53	MEXICAN PESOS LIABILITIES	15,993,729	69	12,800,675	57
24	**STOCK MARKET LOANS**	**547,753**	**100**	**0**	**100**
54	COMMERCIAL PAPER	547,753	100		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**12,774,574**		100 **9,881,056**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	254,306	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	12,774,574	100	9,626,750	97
27	**LONG-TERM LIABILITIES**	**41,431,039**	**100**	**29,573,474**	
59	FOREING CURRENCY LIABILITIES	31,379,686	76	15,912,694	54
60	MEXICAN PESOS LIABILITIES	10,051,353	24	13,660,780	46
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**4,769,969**	**100**	**3,725,423**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,977,300	41	2,112,253	57
67	OTHERS	2,792,669	59	1,613,170	43
32	**OTHER LIABILITIES**	**0**	**100**	**91,575**	
68	RESERVES		0	91,575	100
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(627,611)**		100 **2,952,426**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	34,471	1
71	INCOME FROM NON-MONETARY POSITION	(627,611)	(100)	2,917,955	99

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**

AMERICA TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	681,546	452,114
73	PENSIONS FUND AND SENIORITY	0	91,575
74	EXECUTIVES (*)	172	114
75	EMPLOYERS (*)	15,337	9,956
76	WORKERS (*)	2,962	3,251
77	CIRCULATION SHARES (*)	3,695,513,299	3,752,436,699
78	REPURCHASED SHARES (*)	239,562,777	182,639,377

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**36,873,636**	**100**	**25,802,578**	**100**
2	COST OF SALES	22,076,049	60	13,885,039	54
3	**GROSS INCOME**	**14,797,587**	**40**	**11,917,539**	**46**
4	OPERATING	6,882,893	19	6,012,858	23
5	**OPERATING**	**7,914,694**	**21**	**5,904,681**	**23**
6	TOTAL FINANCING	(1,450,230)	(4)	489,090	2
7	**INCOME AFTER FINANCING COST**	**9,364,924**	**25**	**5,415,591**	**21**
8	OTHER FINANCIAL OPERATIONS	170,259	0	59,228	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**9,194,665**	**25**	**5,356,363**	**21**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,499,875	4	1,614,110	6
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**7,694,790**	**21**	**3,742,253**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(85,023)	0	(2,052,712)	(8)
13	**CONSOLIDATED NET INCOME OF**	**7,609,767**	**21**	**1,689,541**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**7,609,767**	**21**	**1,689,541**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**7,609,767**	**21**	**1,689,541**	**7**
19	NET INCOME OF MINORITY INTEREST	5,130,215	14	1,123,903	4
20	**NET INCOME OF MAJORITY INTEREST**	**2,479,552**	**7**	**565,638**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**36,873,636**	**100**	**25,802,578**	**100**
21	DOMESTIC	23,793,045	65	19,456,285	75
22	FOREIGN	13,080,591	35	6,346,293	25
23	TRANSLATED INTO DOLLARS (***)	1,230,721	3	621,855	2
6	**TOTAL FINANCING COST**	**(1,450,230)**	**100**	**489,090**	**100**
24	INTEREST PAID	2,400,598	166	1,805,561	369
25	EXCHANGE LOSSES	474,010	33	653,096	134
26	INTEREST EARNED	1,312,634	91	1,183,434	242
27	EXCHANGE PROFITS	1,859,711	128	86,583	18
28	GAIN DUE TO MONETARY POSITION	(1,152,493)	(79)	(699,550)	(143)
8	**OTHER FINANCIAL OPERATIONS**	**170,259**	**100**	**59,228**	**100**
29	OTHER NET EXPENSES (INCOME) NET	174,143	102	59,433	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	(3,884)	(2)	(205)	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,499,875**	100	**1,614,110**	100
32	INCOME TAX	1,431,241	95	1,429,526	89
33	DEFERED INCOME TAX	(50,167)	(3)	66,586	4
34	WORKERS' PROFIT SHARING	105,162	7	117,998	7
35	DEFERED WORKERS' PROFIT SHARING	13,639	1	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	36,873,637	25,812,579
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	69,250,709	47,660,980
39	OPERATION INCOME (**)	14,776,985	8,681,539
40	NET INCOME OF MAYORITY INTEREST(**)	10,426,880	400,631
41	NET CONSOLIDATED INCOME (**)	3,422,575	613,127

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**7,609,767**	**1,689,541**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	5,740,163	1,412,103
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**13,349,930**	**3,101,644**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(183,977)	(6,161,314)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**13,165,953**	**(3,059,670)**
6	CASH FLOW FROM EXTERNAL FINANCING	(2,501,021)	12,864,933
7	CASH FLOW FROM INTERNAL FINANCING	(524,683)	(230,794)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(3,025,704)**	**12,634,139**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(8,197,339)**	**(15,238,810)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	1,942,910	(5,664,341)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,800,349	14,058,860
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	12,743,259	8,394,519

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

***CONSOLIDATED* FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**5,740,163**	**1,412,103**
13	DEPRECIATION AND AMORTIZATION FOR THE	6,229,691	3,398,229
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(489,528)	(1,986,126)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(183,977)**	**(6,161,314)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	416,175	575,543
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(255,681)	1,117,380
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	222,587	(6,316,633)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER	(567,058)	(1,537,604)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(2,501,021)**	**12,864,933**
23	+ SHORT-TERM BANK AND STOCK MARKET	(5,093,659)	2,845,464
24	+ LONG-TERM BANK AND STOCK MARKET	2,592,638	10,019,469
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(524,683)**	**(230,794)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(11,504)	(1,217)
31	(-) DIVIDENS PAID	(214,448)	(196,894)
32	+ PREMIUM ON SALE OF SHARES	(298,731)	(32,683)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(8,197,339)**	**(15,238,810)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,068,146	(3,402,490)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(5,086,338)	(8,973,878)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(5,179,147)	(2,862,442)

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	20.64	%	6.55	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	69.90	%	2.55	%
3	NET INCOME TO TOTAL ASSETS (**)	2.73	%	0.54	%
4	*CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME*	*0.00*	%	*0.00*	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.14	%	41.40	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.55	times	0.42	times
7	NET SALES TO FIXED ASSETS (**)	1.09	times	0.99	times
8	INVENTORIES ROTATION (**)	6.75	times	5.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22	days	26	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.00	%	4.75	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.34	%	48.86	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.24	times	0.96	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.55	%	45.70	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	65.06	%	61.58	%
15	OPERATING INCOME TO INTEREST PAID	3.30	times	3.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.00	times	0.85	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.03	times	1.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.89	times	0.90	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.34	times	0.41	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	55.11	%	37.53	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	36.20	%	12.02	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.50)	%	(23.88)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.48	times	(1.69)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	82.66	%	101.83	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	17.34	%	(1.83)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	62.05	%	58.89	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.91		$ 0.14	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.91		$ 0.14	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 4.04		$ 4.18	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.41	times	1.48	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.73	times	42.57	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S.A.DE C.V.	COMUNICACIONES	4,469,739,178	34.60	20,417,286	17,995,054
2 CORP. EMPRESARIAL EN COMUNICACIONES	ADMON. DE SOCIEDADES	557,749,999	100.00	333,086	302,493
TOTAL INVESTMENT IN SUBSIDIARIES				**20,750,372**	**18,297,547**
ASSOCIATEDS					
1 ORCA	REC DE CARTERA	459,124,621	45.00	459,125	425,909
2 TECNOLOGY AND INTERNET	DATOS	403	40.30	811,969	199,257
3 TECHNOLOGY FUND ONE	DATOS	250	25.00	11,270	8,004
4 COMPUSA	COMERCIALIZADORA	49	49.00	4,370,314	2,342,772
5 CONST Y SERV INT		100	100.00	6	58
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**5,652,684**	**2,976,000**
OTHER PERMANENT INVESTMENTS					**166,865**
TOTAL					**21,440,412**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**

AMERICA TELECOM, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,175,936	266,039	909,897	3,534,830	3,040,315	1,404,412
MACHINERY	54,360,490	15,184,370	39,176,120	11,173,931	5,957,868	44,392,183
TRANSPORT EQUIPMENT	433,466	160,609	272,857	61,103	35,714	298,246
OFFICE EQUIPMENT	431,934	178,069	253,865	144,988	83,932	314,921
COMPUTER EQUIPMENT	6,728,284	2,626,904	4,101,380	278,475	252,139	4,127,716
OTHER	10,712,439	3,594,600	7,117,839	622,811	189,902	7,550,748
DEPRECIABLES TOTAL	**73,842,549**	**22,010,591**	**51,831,958**	**15,816,138**	**9,559,870**	**58,088,226**
NOT DEPRECIATION ASSETS						
GROUNDS	464,438	0	464,438	647,048	0	1,111,486
CONSTRUCTIONS IN PROCESS	3,125,045	0	3,125,045	55,815	0	3,180,860
OTHER	1,289,944	0	1,289,944	9,530	0	1,299,474
NOT DEPRECIABLE TOTAL	**4,879,427**	**0**	**4,879,427**	**712,393**	**0**	**5,591,820**
TOTAL	**78,721,976**	**22,010,591**	**56,711,385**	**16,528,531**	**9,559,870**	**63,680,046**

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	1.64	0	0	0	0	0	0	0	0	415,574	0	415,574	415,574	623,367	0
CITIBANK	13/05/2005	2.27	0	0	0	0	0	0	0	0	81,759	0	2,096,160	0	0	129,448
CITIBANK (PRESTAMO SINDICADO	17/01/2005	2.27	0	0	0	0	0	0	0	0	1,268,177	0	5,628,190	0	1,488,274	1,599,999
BANCOMEXT	29/05/2006	2.27	0	0	0	0	0	314,424	0	0	0	0	0	0	0	0
BANCOMER SWAP (NETO)	10/02/2005	9.65	0	0	0	0	0	0	0	0	0	0	0	0	0	303,377
BANCO INDUSTRIAL	22/10/2003	6.50	0	0	0	0	0	0	0	0	196,795	0	0	0	0	0
BANCO G&T CONTINENTAL	05/06/2004	6.50	0	0	0	0	0	0	0	0	198,751	0	0	0	0	0
BANCO DEL CAFÉ	07/11/2003	6.50	0	0	0	0	0	0	0	0	119,251	0	0	0	0	0
BANCO ITAU BBA	10/05/2004	28.26	0	0	0	0	0	0	0	0	591,107	371,041	0	0	0	0
UNIBANCO	24/11/2003	27.57	0	0	0	0	0	0	0	0	196,630	0	0	0	0	0
BONOS CITIVALORES	30/01/2010	14.74	0	0	0	0	0	0	0	0	0	0	0	0	0	745,360
EKN	31/03/2008	3.27	0	0	0	0	0	0	0	0	507,403	507,403	0	0	0	4,359,310
NIB	15/06/2005	2.27	0	0	0	0	0	0	0	0	0	0	314,424	0	0	0
EXPORT DEVELOPMENT CANADA	15/04/2007	2.52	0	0	0	0	0	0	0	0	179,966	0	0	344,986	0	442,194
BANORTE	14/08/2004	6.51	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
ABN-AMRO	22/11/2004	1.90	0	0	0	0	0	0	0	0	0	0	1,048,080	0	0	0
IBM	03/08/2003	9.80	0	0	0	0	0	0	0	0	759	0	0	0	0	0
ASUNCION DEUDA ATL (ERICSSON	30/10/2005	3.25	0	0	0	0	0	0	0	0	0	0	2,211,449	0	0	0
INBURSA	01/05/2005	6.69	0	0	59,969	0	40,299	0	0	0	0	0	0	0	0	0
BANCO COMERCIAL	25/09/2006	12.00	0	0	0	0	0	0	0	0	10,837	0	13,583	3,413	0	0
INBURSA-NETRO	20/05/2004	10.00	0	0	0	0	0	0	0	0	0	0	63,261	0	0	0
ALCATEL TECHINT	01/04/2004	3.25	0	0	0	0	0	0	0	0	0	30,394	0	0	0	0
NETRO CORPORATION	15/12/2003	5.36	0	0	0	0	0	0	0	0	21,299	0	0	0	0	0
CORFINSURA	03/07/2003	12.21	0	0	0	0	0	0	0	0	111,804	0	0	0	0	0
BONDES A,B Y C BRASIL	15/08/2007	14.40	0	0	0	0	0	0	0	0	5,429	761,650	761,231	831,148	813,771	24,619
DEUDA CORP TA'S (NOTA CARSO	08/04/2004	3.72	0	0	0	106,212	0	0	0	0	0	0	0	0	0	0
LICENCIAS BRASIL (NVAS CONCE	12/11/2010	38.41	0	0	0	0	0	0	0	0	0	0	0	0	0	1,126,700

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTROS	15/04/2004	3.17	0	0	0	0	0	0	0	0	45,260	41,595	27,708	73	80	168
JP MORGAN CHASE BANK	18/09/2003	2.42	0	0	0	0	0	0	0	0	0	966,068	0	0	0	0
JP MORGAN CHASE BANK	04/11/2003	2.65	0	0	0	0	0	0	0	0	0	335,490	0	0	0	0
JP MORGAN CHASE BANK	21/10/2005	2.57	0	0	0	0	0	0	0	0	0	0	0	1,048,085	0	0
JP MORGAN CHASE BANK	19/12/2005	2.27	0	0	0	0	0	0	0	0	0	0	0	419,232	0	0
JP MORGAN CHASE BANK	19/12/2005	2.27	0	0	0	0	0	0	0	0	0	0	0	267,448	0	0
JP MORGAN CHASE BANK	27/03/2006	2.21	0	0	0	0	0	0	0	0	0	0	0	1,572,125	0	0
WACHOVIA SECURITIES, INC	03/02/2006	2.46	0	0	0	0	0	0	0	0	0	0	0	838,464	0	0
SANTANDER HISPANO BENELUX	10/04/2008	2.42	0	0	0	0	0	0	0	0	0	0	0	1,048,088	0	0
OTHER FINANCIAL ENTITIES																
CERTIFICADOS BURSATILES	18/10/2006	9.95	0	9,251,353	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**0**	**10,051,353**	**59,969**	**106,212**	**40,299**	**314,424**	**0**	**0**	**3,950,801**	**3,013,641**	**12,579,660**	**6,788,636**	**2,925,492**	**8,731,175**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
PAPEL COMERCIAL	22/07/2003	5.86	249,145	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL	31/07/2003	5.57	298,608	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**547,753**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			12,774,574	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**12,774,574**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			13,322,327	10,051,353	59,969	106,212	40,299	314,424	0	0	3,950,801	3,013,641	12,579,660	6,788,636	2,925,492	8,731,175

NOTES

ES IMPORTANTE MENCIONAR QUE LAS TASAS Y FECHAS D VENCIMIENTO CORRESPONDEN A LOS CREDITOS MAS SIGNIFICATIVOS, YA QUE EN CADA UNO DE ELLOS SE AGRUPAN VARIOS PRESTAMOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,155	64,509	0	0	64,509
OTHER	54,121	567,232	13	136	567,368
TOTAL	**60,276**	**631,741**	**13**	**136**	**631,877**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	97,391	1,020,736	0	0	1,020,736
INVESTMENTS	0	0	0	0	0
OTHER	118,076	1,237,531	0	0	1,237,531
TOTAL	**215,467**	**2,258,267**			**2,258,267**
NET BALANCE	**(155,191)**	**(1,626,526)**	**13**	**136**	**(1,626,390)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,671,853**	**28,003,156**	**1,880**	**19,888**	**28,023,044**
LIABILITIES POSITION	**3,910,271**	**40,982,764**			**40,982,764**
SHORT TERM LIABILITIES POSITION	980,329	10,274,632	0	0	10,274,632
LONG TERM LIABILITIES POSITION	2,929,942	30,708,132	0	0	30,708,132
NET BALANCE	**(1,238,418)**	**(12,979,608)**	**1,880**	**19,888**	**(12,959,720)**

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	110,090,229	134,183,067	24,092,838	0.40	96,371
FEBRUARY	111,510,570	135,705,387	24,194,817	0.27	65,326
MARCH	112,200,890	136,055,869	23,854,979	0.63	150,286
APRIL	108,555,919	131,461,012	22,905,093	0.17	38,939
MAY	104,492,605	126,576,210	22,083,605	0.00	(72,876)
JUNE	96,555,807	124,026,147	27,470,340	0.24	65,929
ACTUALIZATION:	0	0	0	0.00	247,305
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	561,213
OTHER	0	0	0	0.00	0
TOTAL					**1,152,493**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				2,752,922			
RENTA MENSUAL				2,942,128			
TIEMPO AIRE				9,368,834			
LARGA DISTANCIA				2,551,526			
OTROS				6,177,635			
TOTAL				23,793,045			

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				1,500,275			
RENTA MENSUAL				2,136,197			
TIEMPO AIRE				4,157,424			
LARGA DISTANCIA				634,493			
OTROS				4,652,202			
TOTAL				13,080,591			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 7,272,505

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,264,999

[X] ARE THE FIGURES FISCALLY AUDITED?

[X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,710,891,599.00	21/03/2003	46,750.00
2	A-1	3,695,513,299.00	22/06/2003	67,651.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 — 7,982,156

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,695,513,299

STOCK EXCHANGE COI AMTEL — QUARTER: 2 — YEAR: 2003

RAZON SOCIAL: **AMERICA TELECOM, S.A. DE C.V.**

FILE No. 82-5251

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 7,459

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,757,264,999

[ ] ARE FIGURES FISCALLY AUDITED?　　[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2003 — 8,090

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,695,513,299

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,695,513,299			3,695,513,299	947,653	
TOTAL			**3,695,513,299**	**0**	**0**	**3,695,513,299**	**947,653**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
3,695,513,299
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A-1	239,562,777	7.21000	9.77000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ARMANDO IBAÑEZ VAZQUEZ
DIRECTOR DE ADMINISTRACION

C.P. FRANCISCO ANGELES MAYORGA
GERENTE DE INFORMACION FINANCIERA

MEXICO, D.F., D.F., AT JULY 30 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** Quarter: **2** Year: **2003**

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,053,706**	**100**	**21,010,392**	**100**
2	**CURRENT ASSETS**	**360,814**	**2**	**583,813**	**3**
3	CASH AND SHORT-TERM INVESTMENTS	287,794	1	517,262	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	45,198	0	44,792	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	25,539	0	21,759	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	2,283	0	0	0
8	**LONG-TERM**	**20,750,372**	**94**	**20,258,324**	**96**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	20,750,372	94	20,258,324	96
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**942,520**	**4**	**168,255**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**7,135,920**	**100**	**5,327,273**	
21	**CURRENT LIABILITIES**	**1,942,478**	**27**	**805,011**	**15**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	1,301,558	18	775,994	15
24	STOCK MARKET LOANS	547,753	8	0	0
25	TAXES TO BE PAID	546	0	0	0
26	OTHER CURRENT LIABILITIES	92,621	1	29,017	1
27	**LONG-TERM LIABILITIES**	**5,193,442**	**73**	**4,522,262**	**85**
28	BANK LOANS	5,193,442	73	4,522,262	85
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**14,917,786**		100 **15,683,119**	
36	**CONTRIBUTED**	**4,562,199**	**31**	**4,576,845**	**29**
37	PAID-IN CAPITAL STOCK (NOMINAL)	947,653	6	962,248	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,222,847	22	3,223,269	21
39	PREMIUM ON SALES OF SHARES	391,699	3	391,328	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,355,587**	**69**	**11,106,274**	**71**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,800,130	39	6,015,623	38
43	REPURCHASE FUND OF SHARES	2,703,516	18	1,572,587	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(627,611)	(4)	2,952,426	19
45	NET INCOME FOR THE YEAR	2,479,552	17	565,638	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**287,794**	**100**	**517,262**	**100**
46	CASH	31	0	27	0
47	SHORT-TERM INVESTMENTS	287,763	100	517,235	100
18	**DEFERRED ASSETS (NET)**	**942,520**	**100**	**168,255**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	917,738	97	140,095	83
50	DEFERRED TAXES	24,782	3	28,160	17
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,942,478**	**100**	**805,011**	
52	FOREING CURRENCY LIABILITIES	1,322,237	68	337,225	42
53	MEXICAN PESOS LIABILITIES	620,241	32	467,786	58
24	**STOCK MARKET LOANS**	**547,753**	**100**	**0**	**100**
54	COMMERCIAL PAPER	547,753	100		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**92,621**		**100 29,017**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	92,621	100	29,017	100
27	**LONG-TERM LIABILITIES**	**5,193,442**	**100**	**4,522,262**	
59	FOREING CURRENCY LIABILITIES	5,193,442	100	1,289,891	29
60	MEXICAN PESOS LIABILITIES	0	0	3,232,371	71
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(627,611)**		**100 2,952,426**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(627,611)	(100)	2,952,426	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	(1,581,664)	(221,198)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,695,513,299	3,752,436,699
78	REPURCHASED SHARES (*)	239,562,777	182,639,377

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR **2003**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**79,043**	**100**	**75,137**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**79,043**	**100**	**75,137**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING**	**79,043**	**100**	**75,137**	**100**
6	TOTAL FINANCING	17,615	22	100,294	133
7	**INCOME AFTER FINANCING COST**	**61,428**	**78**	**(25,157)**	**(33)**
8	OTHER FINANCIAL OPERATIONS	116,390	147	2,776	4
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(54,962)**	**(70)**	**(27,933)**	**(37)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(6,284)	(8)	(28,115)	(37)
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(48,678)**	**(62)**	**182**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,528,230	3,199	565,456	753
13	**CONSOLIDATED NET INCOME OF**	**2,479,552**	**3,137**	**565,638**	**753**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,479,552**	**3,137**	**565,638**	**753**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,479,552**	**3,137**	**565,638**	**753**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**79,043**	**100**	**75,137**	**100**
21	DOMESTIC	79,043	100	75,137	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**17,615**	**100**	**100,294**	**100**
24	INTEREST PAID	133,147	756	187,600	187
25	EXCHANGE LOSSES	474,010	2,691	165,482	165
26	INTEREST EARNED	52,143	296	56,110	56
27	EXCHANGE PROFITS	477,022	2,708	86,583	86
28	GAIN DUE TO MONETARY POSITION	(60,377)	(343)	(110,095)	(110)
8	**OTHER FINANCIAL OPERATIONS**	**116,390**	**100**	**2,776**	**100**
29	OTHER NET EXPENSES (INCOME) NET	120,116	103	2,943	106
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	(3,726)	(3)	(167)	(6)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(6,284)**	**100**	**(28,115)**	**100**
32	INCOME TAX	10,810	172	0	0
33	DEFERED INCOME TAX	(17,094)	(272)	(28,115)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR **2003**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	79,044	75,138
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	156,096	75,135
39	OPERATION INCOME (**)	156,096	75,135
41	NET CONSOLIDATED INCOME (**)	3,422,575	565,636

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2003**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**2,479,552**	**565,638**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(2,528,230)	(591,234)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(48,678)**	**(25,596)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	106,346	6,306
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**57,668**	**(19,290)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,811,213	299,709
7	CASH FLOW FROM INTERNAL FINANCING	(310,235)	(33,903)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,500,978**	**265,806**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,867,559)**	**(489,732)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(308,913)	(243,216)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	596,707	760,478
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	287,794	517,262

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,528,230)**	**(591,234)**
13	DEPRECIATION AND AMORTIZATION FOR THE	0	0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,528,230)	(591,234)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**106,346**	**6,306**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	19,089	(22,381)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER	87,257	28,687
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,811,213**	**299,709**
23	+ SHORT-TERM BANK AND STOCK MARKET	(879,667)	(996,066)
24	+ LONG-TERM BANK AND STOCK MARKET	2,576,479	1,204,879
25	+ DIVIDEND RECEIVED	114,401	90,896
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(310,235)**	**(33,903)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(11,504)	(1,217)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(298,731)	(32,686)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,867,559)**	**(489,732)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,867,559)	(489,732)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** **2003**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3,136.97	%	752.81	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	22.94	%	3.61	%
3	NET INCOME TO TOTAL ASSETS (**)	15.52	%	2.69	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.43	%	19.46	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	89	days	93	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.00	%	3.60	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	32.36	%	25.36	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.48	times	0.34	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	91.31	%	30.54	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.59	times	0.40	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.02	times	0.01	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.19	times	0.73	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.19	times	0.73	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.05	times	0.11	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.82	%	64.26	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(61.58)	%	(34.07)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	134.54	%	8.39	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.43	times	(0.10)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	120.67	%	112.75	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(20.67)	%	(12.75)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.91		$ 0.14	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.91		$ 0.14	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 4.04		$ 4.18	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.41	times	1.48	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.73	times	42.57	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.